

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

May 11, 2009

<u>Via U.S. mail</u>

Mr. Robert E. Swanson
Chief Executive Officer
Ridgewood Energy X Fund, LLC
947 Linwood Avenue
Ridgewood, NJ 07450

> **Re: Ridgewood Energy X Fund, LLC**
> **Registration Statement on Form 10-12G**
> **Filed March 5, 2009**
> **File No. 0-53591**

Dear Mr. Swanson:

We have reviewed your response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   We note that your registration statement was automatically effective by operation of law on May 4, 2009; however, you have yet to clear all of our comments. Please bear in mind that you are now a reporting company under the Exchange Act of 1934 and must continue to file all reports required by such Act.

2.   We note that your response letter indicates that you will amend "future filings" to address many of our comments, including comments 4 and 8. Please note that we

expect you to amend your Form 10 in response to our comments and will not be in a position to inform you that we have no further comments on such Form 10 until you have submitted, and we have had a chance to review, your amended filing.

Properties, page 5

3. We note your response to our prior comment number five. Please expand your disclosure to:

    • include the explanation of "drilling risk" as provided in your response;

    • identify the approximate future periods in which these costs are expected to be recognized and/or paid;

    • distinguish between the amounts included in "drilling risk" that are expected to be expensed as incurred versus the amounts which will be capitalized pending determination of whether the well has found proved reserves; and,

    • identify the date as of which the tabular disclosure is made.

Description of Registrant's Securities to be Registered, page 18

4. We note your response to our prior comment 7. Please include disclosure regarding how many investors hold each type of security and further include disclosure explaining the difference between the two types of shares.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact James Giugliano, at (202) 551-3319 or Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact John Madison at (202) 551-3296 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: J. Giugliano
        M. Wojciechowski
        J. Madison

        Via facsimile:
        Robert E. Swanson
        (201) 447-0474